UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

(Name of Subject Company (Issuer))

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

(Name of Filing Person(s) (Issuer))

CLASS D, CLASS I AND CLASS M SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

00640Q207 (CLASS D); 00640Q108 (CLASS I); 00640Q306 (CLASS M)

(CUSIP Number of Class of Securities)

Eric R. Mansell

Adams Street Advisors, LLC

One North Wacker Drive, Suite 2700

Chicago, IL 60606

(312) 553-7890

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

With a copy to:

Nicole M. Runyan, P.C.

Brad A. Green, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Items 1-9 and 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on February 13, 2026 by Adams Street Private Equity Navigator Fund LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to 5% of the Fund’s shares of limited liability company interests (including fractions thereof) (“Shares”) outstanding as of December 31, 2025 (or approximately $25,994,218, or approximately 2,431,867 Shares) on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.	The Offer expired at 12:00 midnight, Eastern Time, on March 13, 2026.

2.

4,854.84 Class D and 1,362,259.86 Class I Shares were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Class D and Class I Shares that were validly tendered and not withdrawn prior to the expiration of the Offer, and paid for 100% of the Class D and Class I Shares tendered, in accordance with the terms of the Offer. No Class M Shares were validly tendered prior to the expiration of the Offer.

3.	The net asset value of the Class D and Class I Shares tendered pursuant to the Offer was calculated as of March 31, 2026 in the amount of $51,806.00 and $14,561,195.62, respectively.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported.

Item 12(b). Filing Fee.

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

By:	/s/ Steve Landau
Name: Steve Landau
Title: President and Chief Executive Officer

May 12, 2026

EXHIBIT INDEX

Exhibit

Filing Fee Exhibit